Exhibit 99.2

Vitru Limited

Unaudited interim

condensed consolidated

financial statements

March 31, 2022

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		March 31,	December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	96,821	75,587
Short-term investments	5	259,353	253,042
Trade receivables	6	152,844	140,560
Income taxes recoverable		8,206	7,747
Prepaid expenses	8	42,673	34,957
Other current assets		2,901	2,891
TOTAL CURRENT ASSETS		562,798	514,784

NON-CURRENT ASSETS
Trade receivables	6	5,825	5,933
Indemnification assets		8,552	8,624
Deferred tax assets	7	83,742	83,350
Other non-current assets		1,851	1,641

Right-of-use assets	9	140,151	136,104
Property and equipment	10	104,434	106,839
Intangible assets	10	672,341	670,152
TOTAL NON-CURRENT ASSETS		1,016,896	1,012,643

TOTAL ASSETS		1,579,694	1,527,427

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		March 31,	December 31,
	Note	2022	2021
LIABILITIES

CURRENT LIABILITIES
Trade payables		60,979	41,706
Lease liabilities	9	29,693	27,204
Labor and social obligations	11	29,668	25,015
Taxes payable		3,615	3,253
Prepayments from customers		12,289	10,321
Accounts payable from acquisition of subsidiaries	12	153,594	149,765
Other current liabilities		2,234	2,078
TOTAL CURRENT LIABILITIES		292,072	259,342

NON-CURRENT
Lease liabilities	9	136,520	134,328
Share-based compensation	15	40,236	52,283
Provisions for contingencies		14,606	14,872
Other non-current liabilities		398	474
TOTAL NON-CURRENT LIABILITIES		191,760	201,957

TOTAL LIABILITIES		483,832	461,299

EQUITY	13
Share capital		6	6
Capital reserves		1,045,384	1,039,588
Retained earnings		50,472	26,534
TOTAL EQUITY		1,095,862	1,066,128

TOTAL LIABILITIES AND EQUITY		1,579,694	1,527,427

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31.

(In thousands of Brazilian Reais, except earnings per share)

		Three Months Ended
		March 31,
	Note	2022	2021
NET REVENUE	17	177,789	150,694

Cost of services rendered	18	(65,148)	(52,947)

GROSS PROFIT		112,641	97,747

General and administrative expenses	18	(13,830)	(21,797)
Selling expenses	18	(47,956)	(38,524)
Net impairment losses on financial assets	6	(25,720)	(25,018)
Other income (expenses), net	19	265	313
Operating expenses		(87,241)	(85,026)

OPERATING PROFIT		25,400	12,721

Financial income	20	15,020	9,192
Financial expenses	20	(14,018)	(13,498)
Financial results		1,002	(4,306)

PROFIT BEFORE TAXES		26,402	8,415

Current income taxes	7	(2,856)	(10,840)
Deferred income taxes	7	392	24,113
Income taxes		(2,464)	13,273

NET INCOME FOR THE PERIOD		23,938	21,688

Other comprehensive income		-	-

TOTAL COMPREHENSIVE INCOME		23,938	21,688

Basic earnings per share (R$)	14	1.04	0.94
Diluted earnings per share (R$)	14	0.98	0.88

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the three months period ended March 31, 2022 and 2021.

(In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid-in capital	Share-based compensation	Retained earnings (accumulated losses)	Total
DECEMBER 31, 2020	6	1,020,541	1,515	(44,114)	977,948

Profit for the period	-	-	-	21,688	21,688
Employee share program	-	-	-	-	-
Value of employee services	-	-	1,350	-	1,350

MARCH 31, 2021	6	1,020,541	2,865	(22,426)	1,000,986

DECEMBER 31, 2021	6	1,030,792	8,796	26,534	1,066,128

Profit for the period	-	-	-	23,938	23,938
Capital contributions	-	579	-	-	579
Issue of shares to employees	-	5,199	(5,199)	-	-
Value of employee services	-	-	5,217	-	5,217
MARCH 31, 2022	6	1,036,570	8,814	50,472	1,095,862

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the three months period ended March 31.

(In thousands of Brazilian Reais)

		Three Months Ended March 31,
	Note	2022	2021
Cash flows from operating activities
Profit before taxes		26,402	8,415
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	9 / 10	14,873	13,837
Net impairment losses on financial assets	6	25,720	25,018
Provision for revenue cancellation	6	242	132
Provision for contingencies		726	1,391
Accrued interests		(5,637)	4,366
Share-based compensation	15	(5,495)	4,979
Modification of lease contracts		(257)	(88)
Changes in operating assets and liabilities:
Trade receivables		(31,743)	(29,221)
Prepayments		(414)	(2,241)
Other assets		(43)	3,990
Trade payables		19,273	2,584
Labor and social obligations		4,653	10,312
Other taxes payable		362	353
Prepayments from customers		1,968	1,257
Other payables		80	813
Cash from operations		50,710	45,897

Income tax paid		(3,835)	(6,746)
Interest paid	9 / 11 / 12	(4,139)	(6,528)
Contingencies paid		(1,097)	(1,137)
Net cash provided by operating activities		41,639	31,486

Cash flows from investing activities
Purchase of property and equipment	10	(2,121)	(2,302)
Purchase and capitalization of intangible assets	10	(8,057)	(7,071)
Payments for the acquisition of interests in subsidiaries	12	(1,278)	(10,557)
Acquisition of short-term investments, net		1,362	435
Net cash used in investing activities		(10,094)	(19,495)

Cash flows from financing activities
Payments of lease liabilities	9	(3,588)	(2,437)
Costs related to future issuances	8	(7,302)	-
Capital contributions		579	-
Net cash used in financing activities		(10,311)	(2,437)

Net increase in cash and cash equivalents		21,234	9,554

Cash and cash equivalents at the beginning of the period		75,587	85,930
Cash and cash equivalents at the end of the period		96,821	95,484
		21,234	9,554

See Note 21 for the main transactions in investing and financing activities not affecting cash.

v

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”.

Until the contribution of Vitru Brazil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company whose principal shareholders are Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, the Carlyle Group, through the fund “Mundi Holdings I, L.L.C.”, SPX Capital, through the investment fund “Mundi Holdings II, L.L.C.” and Neuberger
Berman, through the investment fund NB Verrochio LP.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via distance learning, through 981 (December 31, 2021 – 939) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on May 12th, 2022.

1.1.	Significant events during the period

a)	Operating events

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

Leases (Note 9):

With the opening of new hubs according to the Group’s expansion strategy, new lease contracts were signed for the Group’s own hubs during the three months ended March 31, 2022. During this period, the Group also concluded renegotiation of terms of a few lease contracts for the extension of lease period at reduced prices. Such new and amended lease contracts resulted in an increment of R$ 949 to both right-of-use assets and lease liabilities.

Capital contributions:

On February 2022 SOP participants settled 6,200 new shares that were issued on September 2020, regarding the realization of SOP options. The amount paid for the shares was R$ 579.

Share-based compensation (Note 15)

In the months of February and March 2022, first Stock Options Program (SOP) participants sold 195,742 shares on the market, thus ending the Company's purchase obligation, and changing the SOP from cash settled into equity settled. The impact caused by this operation was a reversal of R$ 15,755 in liabilities and a constitution of reserve in equity of R$ 5,199.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2022, and for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2021 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2021.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended March 31, 2022 and 2021. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended March 31,	courses	courses	courses	Total allocated
2022
Net revenue	155,966	11,845	9,978	177,789
Adjusted EBITDA	50,115	6,891	4,032	61,038
% Adjusted EBITDA margin	32.13%	58.18%	40.41%	34.33%

2021
Net revenue	120,365	17,048	13,281	150,694
Adjusted EBITDA	35,887	9,443	9,575	54,905
% Adjusted EBITDA margin	29.82%	55.39%	72.10%	36.43%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended
	March 31,
	2022	2021
Income before taxes	26,402	8,415
(+) Financial result	(1,002)	4,306
(+) Depreciation and amortization	14,873	13,837
(+) Interest on tuition fees paid in arrears	5,875	5,343
(+) Share-based compensation plan	(5,495)	4,979
(+) Other income (expenses), net	(265)	(313)
(+) Restructuring expenses	6,426	3,055
(+) M&A and Offering Expenses	534	560
(+) Other operational expenses unallocated	13,690	14,723
Adjusted EBITDA allocated to segments	61,038	54,905

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended March 31,	courses	courses	courses	Unallocated	Total
2022
Net impairment losses on financial assets	22,533	2,535	652	-	25,720
Depreciation and amortization	10,872	222	2,749	1,030	14,873
Interest on tuition fees paid in arrears	5,074	228	573	-	5,875

2021
Net impairment losses on financial assets	18,338	5,133	1,547	-	25,018
Depreciation and amortization	9,307	572	2,318	1,640	13,837
Interest on tuition fees paid in arrears	4,272	166	905	-	5,343

4.	Fair Value Measurement

As of March 31, 2022, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 40,236, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the three months ended March 31, 2022.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table presents the changes in level 3 items for the three months ended March 31, 2022 and 2021 for recurring fair value measurements:

	Share-based compensation
	2022	2021
At the beginning of the year	52,283	46,260
Reclassification from (to) equity	-	(1,256)
Adjusted through profit and loss – general and administrative	(12,047)	4,979
As of March 31,	40,236	49,983

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of March 31,
Unobservable inputs	2022	2021	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	24.8%	22.5%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	11.2%	11.4%

2020: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

5.	Cash and cash equivalents and short-term investments

	March 31,	December 31,
	2022	2021
Cash equivalents and bank deposits in foreign currency (i)	12,985	15,722
Cash and cash equivalents (ii)	83,836	59,865
	96,821	75,587

Investment funds (iii)	259,353	253,042

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of March 31, 2022, the average interest on these Investment Funds is 10.27% p.a., corresponding to 101.68% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

6.	Trade receivables

	March 31,	December 31,
	2022	2021
Tuition fees	267,879	247,419
FIES and UNIEDU Guaranteed Credits	2,217	2,103
PEP - Special Installment Payment (i)	14,505	15,096
Provision for revenue cancellation	(4,433)	(4,191)
Allowance for expected credit losses of trade receivables	(121,499)	(113,934)
Total trade receivables	158,669	146,493

Current	152,844	140,560
Non-current	5,825	5,933

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

The aging list of trade receivables is as follows:

	March 31,	December 31,
	2022	2021
Receivables falling due	92,337	72,338

Receivables past due
From 1 to 30 days	31,000	27,368
From 31 to 60 days	22,769	25,949
From 61 to 90 days	9,727	22,782
From 91 to 180 days	52,852	40,326
From 181 to 365 days	75,916	75,855
Provision for revenue cancellation	(4,433)	(4,191)
Allowance for estimated credit losses	(121,499)	(113,934)
	158,669	146,493

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2022	2021
At the beginning of the year	(4,191)	(3,136)
Additions	(4,214)	(2,733)
Reversals	3,972	2,601
As of March 31,	(4,433)	(3,268)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2022	2021
At the beginning of the year	(113,934)	(102,128)
Write-off of uncollectible receivables	18,155	16,282
Reversal	3,483	2,304
Allowance for expected credit losses	(29,203)	(27,322)
As of March 31,	(121,499)	(110,864)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

7.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Three Months Ended March 31,
	2022	2021
Earnings before taxes	26,402	8,415
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(8,977)	(2,861)

Income exempt from taxation - ProUni benefit (i)	6,826	9
Unrecognized deferred tax asset on tax losses	(392)	(8)
Previously unrecognized tax losses used to reduce deferred tax (ii)	-	6
Difference on tax rates from offshore companies (iii)	1,043	17,061
Non-deductible expenses	(332)	(1,057)
Other	(632)	123
Total income tax and social contribution	(2,464)	13,273
Effective tax rate - %	9%	(158)%

Current income tax expense	(2,856)	(10,840)
Deferred income tax income	392	24,113

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii) The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the years 2020 and 2019 and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2025.

(iii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

b)Deferred income tax

	Balance sheet		Profit or loss
	March 31,	December 31,	March 31,	March 31,
	2022	2021	2022	2021
Tax loss carryforward	15,844	14,410	1,434	(2,049)
Intangible assets on business combinations	(18,051)	(18,355)	304	962
Allowance for expected credit losses	52,245	47,128	5,117	5,637
Labor provisions	17,422	23,562	(6,140)	16,617
Lease contracts	8,526	8,394	132	381
Provision for revenue cancellation	1,506	1,426	80	46
Provision for contingencies	2,059	2,124	(65)	189
Other provisions	4,191	4,661	(470)	2,330
Total	83,742	83,350	392	24,113

Deferred tax assets	83,742	83,350
Deferred tax liabilities	-	-

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

8.	Prepaid expenses

	March 31,	December 31,
	2022	2021
Costs related to future issuances (i)	31,254	23,952
Prepayments to employees	2,229	4,425
Prepayments to suppliers	3,712	4,111
Prepayments to hub partners	562	345
Software licensing	933	837
Insurance	306	102
Others	3,677	1,185
Prepaid expenses	42,673	34,957

(i) Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired, issued, or disposed of the financial instrument. The company had secured a firm credit line from leading Brazilian banks in an aggregate amount of R$1.95 billion (five-year financing) for the business combination with Unicesumar described on note 1.1.a. Until the closing of the agreement, the transaction costs related to loans, financing and share issuance will remain in prepaid expenses.

9.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
As of December 31, 2021	136,104	161,532
New contracts	949	949
Re-measurement by index (i)	10,613	10,613
Lease modification	(3,036)	(3,293)
Depreciation expense	(4,479)	-
Accrued interest	-	4,139
Payment of principal	-	(3,588)
Payment of interest	-	(4,139)
As of March 31, 2022	140,151	166,213

Current	-	29,693
Non-current	140,151	136,520

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

The Company recognized rent expense from short-term leases and low-value assets of R$ 1,120 for the three months ended March 31, 2022 (2021 - R$ 832), mainly represented by leased equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

10.	Property and equipment and Intangible assets

Changes until March 31, 2022:

	Carrying amount at December 31, 2021	Purchase and capitalization	Depreciation and amortization	Carrying amount at March 31, 2022
Leasehold improvements	54,719	570	(2,078)	53,211
Furniture, equipment and facilities	32,518	296	(1,031)	31,783
Other property and equipment	19,602	1,255	(1,417)	19,440
Property and equipment	106,839	2,121	(4,526)	104,434

Software	20,744	1,136	(1,964)	19,916
Internal project development	44,887	6,921	(3,014)	48,794
Other intangible assets	604,521	-	(890)	603,631
Intangible assets	670,152	8,057	(5,868)	672,341

The Group performs its impairment test when circumstances indicates that the carrying value may be impaired or annually when required. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021.

As of March 31, 2022, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions used for the impairment test in the annual consolidated financial statements for the year ended December 31, 2021. Also, there has been no evidence that the carrying amounts of property and equipment and finite-life intangible assets exceed their recoverable amounts as of March 31, 2022.

11.	Labor and social obligations

	March 31,	December 31,
	2022	2021
Salaries payable	9,642	4,172
Social charges payable (i)	7,915	7,562
Accrued vacation	9,297	4,443
Accrual for bonus	2,653	8,683
Other	161	155
Total	29,668	25,015

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

12.	Accounts payable from acquisition of subsidiaries

2022
At the beginning of the year	149,765
Accrued Interest	5,107
Payment of principal	(1,278)
As of March 31	153,594

Current	153,594
Non-current	-

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019 and R$ 128,162 was paid in December 2020 and R$ 142,401 was paid in December 2021, and the remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2017, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019, R$ 11,327 was paid in December 2020, and R$ 12,543 was paid in December

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

2021, and the remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On January 19, 2021, the company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10,557.

13.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the company management.

b)	Share capital

On September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

On 2021 the company issued 271,271 new shares regarding the realization of SOP options. From the total issued shares, 239,887 shares were not paid at the issue time and must be settled in 2022.

As of March 31, 2022, the Company’s share capital is represented by 23,323,224 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

d)	Dividends

The Company currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the three months ended March 31, 2022, and do not anticipate paying any in the foreseeable future.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Earnings per share
14.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three months ended March 31, 2022 and 2021 (in thousands except per share amounts):

	Three Months Ended March 31,
Basic earnings per share	2022	2021
Net income attributable to the shareholders of the Company	23,938	21,688
Weighted average number of outstanding common shares (thousands)	23,092	23,058
Basic earnings per common share (R$)	1.04	0.94

14.2.	Diluted

As of March 31, 2022, the Company had outstanding and unexercised options to purchase 1,329 thousand (2021 – 1,590 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended March 31,
Diluted earnings per share	2022	2021
Net income attributable to the shareholders of the Company	23,938	21,688
Weighted average number of outstanding common shares (thousands)	24,421	24,648
Diluted earnings per common share (R$)	0.98	0.88

The number of common shares outstanding was retrospectively adjusted due to the reverse share split of shares occurred in the corporate reorganization, described in note 13 (b).

15.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the period is as follows:

	Three Months Ended March 31,
Expense arising from share-based payment transactions	2022	2021
Cash-settled - first plan	(12,047)	-
Equity-settled - first plan	5,199	-
Equity-settled - second plan	1,353	4,979
Total	(5,495)	4,979

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The fair value of cash-settled transactions was calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs (Note 4).

16.	Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	March 31,	December 31,	Three Months Ended March 31,
	2022	2021	2022	2021
FI Vinci Renda Fixa Credito Privado
Short-term investments	-	-
Financial income			-	161

Austral Seguradora S/A
Prepaid expenses	77	152
General and administrative expenses			(75)	(76)

Kloch Advocacia
General and administrative expenses			(54)	(54)

17.	Revenue

	Three Months Ended March 31,
	2022	2021
Gross amount from services provided	232,256	189,583
(-) Cancellation	(3,972)	(2,601)
(-) Discounts	(11,802)	(5,846)
(-) ProUni scholarships (i)	(33,018)	(25,585)
(-) Taxes and contributions on revenue	(5,675)	(4,857)
Net revenue	177,789	150,694

Timing of revenue recognition
Transferred over time	170,637	146,653
Transferred at a point in time (ii)	7,152	4,041
Net revenue	177,789	150,694

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 6.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In three months ended March 31, 2022, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operations, are R$ 49,574 (2021 – R$ 38,216). As of March 31, 2022, the balance payable to the hub partners is R$ 16,786 (December 31, 2021 - R$ 22,491).

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.	Costs and expenses by nature

	Three Months Ended March 31,
	2022	2021
Payroll (i)	47,509	54,408
Sales and marketing	44,218	34,454
Depreciation and amortization (ii)	14,873	13,837
Consulting and advisory services	7,875	3,817
Material	2,646	2,306
Maintenance	3,831	1,756
Utilities, cleaning and security	1,818	1,554
Other expenses	4,164	1,136
Total	126,934	113,268

Costs of services	65,148	52,947
General and administrative expenses	13,830	21,797
Selling expenses	47,956	38,524
Total	126,934	113,268

(i) Payroll expenses include for three months ended March 31, 2022 was R$ 53,004 (2021 – R$ 49,429) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (5,495) (2021 – R$ 4,979) related to share-based compensation.

	Three Months Ended March 31,
Depreciation and amortization (ii)	2022	2021
Costs of services	12,953	10,869
General and administrative expenses	1,920	2,968
Selling expenses	-	1
Total	14,873	13,838

19.	Other income (expenses), net

	Three Months Ended March 31,
	2022	2021
Deductible donations	(75)	(75)
Contractual indemnities	(16)	-
Modification of lease contracts	257	87
Other revenues	112	313
Other expenses	(13)	(12)
Total	265	313

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

20.	Financial results

	Three Months Ended March 31,
	2022	2021
Financial income
Interest on tuition fees paid in arrears	5,875	5,343
Financial investment yield	7,673	2,687
Foreign exchange gain	1,341	989
Other	131	173
Total	15,020	9,192

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(5,107)	(6,402)
Interest on lease	(4,139)	(3,945)
Interest on loans and financing	-	(2,016)
Foreign exchange loss	(2,324)	(100)
Other	(2,448)	(1,035)
Total	(14,018)	(13,498)

Financial results	1,002	(4,306)

21.	Other disclosures on cash flows

Non-cash transactions

In the three months ended March 31, 2022:

●	The amount of R$ 11,562 (2021 - R$ 9,308) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 177 (2021 – R$ 321) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets

22.	Subsequent events

On April 29, 2022, the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority) approved, the definitive agreement for a business combination under which Vitru, through its wholly-owned subsidiary Vitru Brasil Empreendimentos, Participações e Comércio S.A., will own 100% of the total share capital of CESUMAR – Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”.

According to Law No. 12,529/2011, there is an additional 15-day waiting period for CADE's decision to become final. During this period, commissioners may request to further review the case.

Once the waiting period expires and to the extent no review is requested, the business combination can close, and we will begin to integrate the activities of Unicesumar with Vitru.

This subsequent event is related to the information disclosed on the Group´s consolidated financial statements for the year ended December 31, 2021, that the Group entered into a purchase agreement on August 23, 2021, with the shareholders of Unicesumar. As previously disclosed, the closing of the transaction was subject to customary precedent conditions, including antitrust and other regulatory approvals that were still pending.

At the closing date, the purchase price will be composed approximately as follows: (i) 62.9% to be paid in cash, (ii) 17.7% to be paid 12 months after closing, adjusted by the IPCA inflation rate; and (iii) 19.4% will be paid through the issuance of new Vitru shares. As a result, the current Unicesumar shareholders will hold a 23.6% participation in Vitru.

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